Exhibit 99.1

ATA Appoints KPMG Huazhen LLP as Its Independent Auditors

Beijing, China, August 11, 2015 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced that the audit committee of the Board of Directors has appointed KPMG Huazhen LLP (the “Successor Auditor”) to replace KPMG (the “Former Auditor”) as the independent auditors for the Company effective immediately. KPMG, a Hong Kong partnership, and KPMG Huazhen LLP, a People’s Republic of China partnership, are both independent member firms of the KPMG network affiliated with KPMG International Cooperative, a Swiss entity. The Company is working closely with the Former Auditor and the Successor Auditor to ensure a seamless transition.

During the two most recent fiscal years ended March 31, 2015 and through the date of this announcement:

(i) there were no disagreements between the Company and the Former Auditor on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Auditor, would have caused the Former Auditor to make reference to the subject matter of the disagreement in its report on the consolidated financial statements of the Company and subsidiaries; and

(ii) there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

The audit reports of the Former Auditor on the consolidated financial statements of the Company and subsidiaries as of and for the years ended March 31, 2015 and March 31, 2014 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of March 31, 2015, ATA’s test center network comprised 2,989 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 66.1 million billable tests since ATA started operations in 1999.

For more information, please visit ATA’s website at www.atai.net.cn.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Shelly Jiang, Interim CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5500	415-568-2255
jiangyan@atai.net.cn	+86 10 6587 6435
csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

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